As filed with the Securities and Exchange Commission on June 17, 2010

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Six Flags Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	13-3995059 (I.R.S. Employer Identification Number)

1540 Broadway, 15th Floor

New York, New York 10036

(212) 652-9403

(Address, including Zip Code, of Registrant’s
Principal Executive Offices)

Copies to:

James M. Coughlin General Counsel Six Flags Entertainment Corporation 1540 Broadway, 15th Floor New York, New York 10036 (212) 652-9403	William F. Schwitter Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.025 per share	The New York Stock Exchange, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                              Description of Registrant’s Securities to be Registered.

General

On June 13, 2009 (the “Petition Date”), Six Flags, Inc. (“SFI”), Six Flags Operations Inc. (“SFO”) and Six Flags Theme Parks Inc. (“SFTP”) and certain of SFTP’s domestic subsidiaries (the “SFTP Subsidiaries” and, collectively with the SFI, SFO and SFTP, the “Debtors”) filed voluntary petitions for relief (the “Chapter 11 Filing”) under Chapter 11 (“Chapter 11”) of the Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  On April 1, 2010, the Debtors filed with the Bankruptcy Court their Modified Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Plan”), as set forth in Exhibit 2.1 to this registration statement (this “Registration Statement”). On April 30, 2010, the Bankruptcy Court entered an Order Confirming Debtors’ Modified Fourth Amended Joint Plan of Reorganization Under Chapter 11 (the “Confirmation Order”), dated April 29, 2010, as set forth in Exhibit 99.1 to this Registration Statement, which approved and confirmed the Plan.

On April 30, 2010 (the “Effective Date”), the Debtors consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective pursuant to its terms.  Pursuant to the Plan, on the Effective Date, but after the Plan became effective and prior to the distribution of securities under the Plan, SFI filed with the Secretary of State of the State of Delaware a Restated Certificate of Incorporation (the “Certificate of Incorporation”), as set forth in Exhibit 3.1 to this Registration Statement,  which, among other things, changed the SFI’s corporate name to “Six Flags Entertainment Corporation” and SFI adopted the Amended and Restated Bylaws (the “Bylaws”), as set forth in Exhibit 3.2 to this Registration Statement.  On May 3, 2010, the Debtors filed a notice of the occurrence of the Effective Date with the Bankruptcy Court. Pursuant to the Plan, all outstanding equity interests of SFI, including but not limited to all outstanding shares of the SFI’s common stock, par value $0.025 per share, that were issued and outstanding prior to the Effective Date were cancelled on the Effective Date.  On May 11, 2010, the board of directors of the Company (as defined below) adopted amendments to the Bylaws, as set forth in Exhibit 3.2 to this Registration Statement.

This Registration Statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the shares of common stock, par value $0.025 per share (“Common Stock”), of Six Flags Entertainment Corporation (formerly known as Six Flags, Inc.) (the “Company”) issued pursuant the Plan, whether such shares were in existence on the Effective Date or issued thereafter.

The description of the Common Stock that follows does not purport to be complete and is subject to and qualified by the full terms of the capital stock of the Company, as set forth in the Certificate of Incorporation and Bylaws, which are filed as exhibits to this Registration Statement that are incorporated by reference in this Item 1.

Authorized Capital Stock.

The total number of shares of all classes of stock that the Company is authorized to issue is 65,000,000 shares, consisting of 5,000,000 shares of preferred stock, par value $1.00 per share, and 60,000,000 shares of Common Stock.

Description of Capital Stock

Common Stock

Dividends and Distributions

Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends and other distributions in cash, stock of any corporation or property of the Company, such dividends and other distributions may be declared and paid on the Common Stock out of the assets of the Company that are by law available therefor at such times and in such amounts as the board of directors in its discretion shall determine.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company and of the preferential and other amounts, if any, to which the holders of preferred stock shall be entitled, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares of Common Stock held by each such stockholder.

Voting; Proxies

All shares of Common Stock have identical rights and privileges. With limited exceptions, holders of Common Stock shall have the exclusive right to vote and are entitled to one vote for each outstanding share of Common Stock held of record by each stockholder on all matters, including the electing of directors, properly submitted for the vote of the Company’s stockholders.  Voting at meetings of stockholders need not be by written ballot.  At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect.  All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, the Bylaws, the rules or regulations of any stock exchange applicable to the Company, or applicable law or pursuant to any regulation applicable to the Company or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Company which are present in person or represented by proxy at the meeting and entitled to vote thereon.  Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.  Every proxy must be authorized in a manner permitted by Section 212 of the Delaware General Corporation Law, as amended (the “DGCL”) or any successor provision.  A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.  A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Company a revocation of the proxy or a new later dated proxy.

Other Rights

Holders of the Common Stock do not have preemptive, subscription, redemption or conversion rights.

Blank Check Preferred Stock

The Certificate of Incorporation contains provisions that permit the board of directors to provide for the issuance of up to 5,000,000 shares of preferred stock in such series and, by filing a certificate pursuant to the applicable law of the State of Delaware (referred to herein as “Preferred Stock Designation”), to fix from time to time the number of shares to be included in any such series and the designations, powers, preferences, and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.  The authority of the board of directors with respect to each such series shall include, without limiting the generality of the foregoing, the determination of any or all of the following: (i) the number of shares of such series and the designation to distinguish the shares of such series from the shares of all other series; (ii) the voting powers, if any, of the holders of shares of such series and whether such voting powers are full or limited; (iii) the redemption rights, if any, applicable to such series, including, without limitation, the redemption price or prices, if any, to be paid for the shares of such series; (iv) whether dividends on such series, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series; (v) the rights of the holders of shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Company; (vi) whether the shares of such series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; (vii) the right, if any, of holders of shares of such series to subscribe for or to purchase any securities of the Company or any other corporation or other entity; (viii) the terms and amount of any sinking fund, if any, applicable to such series; and (ix) any other preferences or relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof.

Provisions of the Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the Certificate of Incorporation and the Bylaws, as well as the DGCL, may have the effect of discouraging transactions that involve an actual or threatened change in control of the Company.  In addition, provisions of the Certificate of Incorporation, the Bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Certain Certificate of Incorporation and Bylaw Provisions

Initial Board.  The board of directors shall consist of the persons named as directors in the plan supplement filed in the Bankruptcy Court on the Effective Date in connection with the Plan, and each director shall hold office until the first annual meeting of stockholders following the Effective Date, or until his or her successor is duly elected and qualified (the “Initial Board”); provided, however, that as of May 11, 2010, Mark Jennings is no longer a member of the Initial Board and as of May 28, 2010, Mark Shapiro is no longer a member of the Initial Board.  At the first annual meeting of stockholders following the Effective Date, which in no event shall be prior to April 30, 2011, unless otherwise approved by a majority of the Whole Board (as defined below), and at each annual meeting thereafter, the stockholders shall elect directors each of whom shall hold office for a term of one year or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.  At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect a candidate.  Election of directors of the Company need not be by written ballot unless the Bylaws shall so provide.  If authorized by the board of directors, any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Special Meetings of Stockholders.  The chairman of the board of directors, the chief executive officer of the Company, the president of the Company, or the secretary of the Company may call a special meeting of stockholders within 10 calendar days after receipt of written request of the board of directors, provided, however, that such request must be made by a majority of the Whole Board (as defined below) if the request is made prior to April 30, 2011 and relates to a special meeting of stockholders, one of the purposes of which is to elect or remove directors or to effect changes in the size of the board of directors or upon written request of stockholders holding shares representing at least twenty percent (20%) of the voting power of the outstanding shares entitled to vote on the matter for which such meeting is to be called, voting as a single class, provided, however, that such stockholders may only make such request following April 30, 2011 in respect of a special meeting of stockholders, one of the purposes of which is to elect or remove directors. Any such request shall state the purpose or purposes of the proposed meeting.

Special Meetings of the Board of Directors. Special meetings of the board of directors may be called by the chairman of the board of directors and will be called by the chairman of the board of directors or the Secretary of the Company on the written request of at least two directors then in office, or the sole director, as the case may be.

Compensation. The board of directors shall fix the compensation of all executive officers of the Company, and all officers and agents of the Company, that are also directors of the Company.  The board of directors intends to delegate determination of compensation matters to a committee of the board of directors, but will retain the right of final approval over such matters.

Advance Notice of Stockholder Action at a Meeting.  Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to the Company in advance of such meeting.

No Written Consent of Stockholders.  Any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing of such stockholders.

Number of Directors.  The Bylaws provide that the number of directors shall initially be fixed at nine (9) and shall thereafter be fixed from time to time by resolution of the board of directors.

Removal of Director.  Except for such additional directors, if any, as are elected by the holders of any series of preferred stock as provided for in a Preferred Stock Designation, until April 30, 2011, any director, or the entire board of directors, may be removed from office at any time, with or without cause, only by the affirmative vote of at least 80% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.  From and after April 30, 2011, except for such additional directors, if any, as are elected by the holders of any series of preferred stock as provided for in a Preferred Stock Designation, any director, or the entire board of directors, may be removed from office at any time, with or without cause, only by the affirmative vote of at least a majority of the total voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Newly Created Directorships and Vacancies on the Board of Directors. Subject to the rights, if any, of the holders of any series of preferred stock to elect additional directors under circumstances specified in a Preferred Stock Designation, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal, or other cause shall be filled by a majority vote of the directors then in office, even if the number of such directors then in office is less than a quorum, or by a sole remaining director, if applicable.  Any director elected in accordance with the preceding sentence shall hold office until the expiration of the term of office of the director whom such director has replaced or until such director’s successor has been elected and qualified.  No decrease in the number of directors constituting the board of directors may shorten the term of any incumbent director.

Limitations on Directors’ Liability.  The Certificate of Incorporation contains a provision eliminating the personal liability of the Company’s directors to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by applicable law.  The Certificate of Incorporation also contains provisions generally providing for indemnification and prepayment of expenses to the Company’s directors and officers to the fullest extent permitted by applicable law.

Amendment of the Certificate of Incorporation.  The Company reserves the right at any time and from time to time to amend or repeal any provision contained in the Certificate of Incorporation (including any Preferred Stock Designation), or to add any new provision to the Certificate of Incorporation in the manner now or hereafter prescribed by the Certificate of Incorporation and the

DGCL; and, except as set forth in Article VIII, Article IX and Article X of the Certificate of Incorporation, all rights, preferences and privileges conferred upon stockholders, directors or any other persons by and pursuant to the Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in Article XII of the Certificate of Incorporation; provided, however, that in addition to any other vote of stockholders (if any) required by law and notwithstanding that a lower vote (or no vote) of stockholders would otherwise be required, if any provision of the Certificate of Incorporation other than Article XII requires a particular vote of stockholders in order to take the action specified in such provision, then such vote of stockholders shall be required in order to alter, amend or repeal, or adopt any provision inconsistent with, such provision of the Certificate of Incorporation.

Notwithstanding any other provisions of the Certificate of Incorporation, and in addition to any other vote required by law, until April 30, 2011, Article VI subsection (a), Article VII Section 2 and Section 3 and Article XII of the Certificate of Incorporation may not be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of at least 80% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Adoption, Alteration or Repeal of Bylaws.  The board of directors is expressly authorized to make, alter and repeal the Bylaws.  Any adoption, alteration or repeal of a Bylaw must be approved either (a) by the affirmative vote of a majority of the Whole Board or the unanimous written consent of all members of the board of directors, or (b) the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting as a single class.  “Whole Board” means the total number of directors the Company would have if there were no vacancies.  Notwithstanding any other provisions of the Bylaws, and in addition to any other vote required by law, until April 30, 2011, Bylaw 5, Bylaw 6 and Bylaw 43 may not be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of at least 80% of the total voting power of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Anti-Takeover Effects of Provisions of Delaware Law

The Company is a Delaware corporation subject to Section 203 of the DGCL.  Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

•                      prior to such time, the board of directors of the Company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                      upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or

•                      at or subsequent to that time, the business combination is approved by the board of directors of the Company and authorized by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of the voting stock of the Company.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the board of directors of the Company because the stockholder approval requirement would be avoided if the board of directors of the Company approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Inc.

Bankruptcy Code Restrictions

To the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code, the Company will not issue non-voting equity securities; provided, however the foregoing restriction will (a) have no further force and effect beyond that required under Section 1123 of the Bankruptcy Code, (b) only have such force and effect for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time may be in effect.  The number of authorized shares of either of the Common Stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Company entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either of the Common Stock or preferred stock voting separately as a class shall be required therefor.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with each stockholder who, as of the Effective Date, held (together with its affiliates) at least 1% of the Common Stock. Pursuant to the Registration Rights Agreement, the Company agreed to register the resale of the shares of Common Stock issued to such holders in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) (including, within 30 days following the Effective Date, pursuant to a resale shelf registration statement pursuant to Rule 415 promulgated under the Securities Act).  The Registration Rights Agreement provides that, at any time from and after the Effective Date, holders party thereto collectively owning at least 20% of the then outstanding shares of Common Stock have the right to require the Company to effect certain underwritten registered offerings of such holders’ Common Stock, including Common Stock acquired pursuant to the Plan and the Offering (as defined in the Plan), on the terms and conditions set forth in the Registration Rights Agreement.  Holders of the Common Stock entitled to demand such registrations are entitled to request an aggregate of five (5) underwritten offerings (which, individually, must include an amount of Common Stock to be registered and/or sold by such holders in excess of $100 million). In addition, holders party to the Registration Rights Agreement have unlimited piggyback registration rights.

The above summary of the materials terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement, as set forth as Exhibit 4.1 to this Registration Statement.

Item 2.                              Exhibits.

The following exhibits to this Registration Statement have been filed as exhibits to the Registration Statement and are hereby incorporated herein by reference.

No.	Description

2.1

Modified Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as confirmed by the Bankruptcy Court on April 29, 2010 (incorporated by reference to Exhibit 2.1 of the Company Current Report on Form 8-K filed May 3, 2010).

3.1	Restated Certificate of Incorporation of Six Flags Entertainment Corporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed May 3, 2010).
3.2	Amended and Restated By-Laws of Six Flags Entertainment Corporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed May 14, 2010).
4.1	Registration Rights Agreement by and among the Company and certain holders of Common Stock (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed May 3, 2010).
99.1

Order Confirming Modified Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated April 29, 2010, as entered by the Bankruptcy Court on April 30, 2010 (incorporated by reference to Exhibit 99.1 of the Company Current Report on Form 8-K filed May 3, 2010).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Six Flags Entertainment Corporation

Date: June17, 2010	By:	/s/ Alexander Weber, Jr.
		Name:	Alexander Weber, Jr.
		Title:	President and Interim Chief Executive Officer